INTERIORS

Max Munn
Chairman, President                            Telephone (914) 665-5400 ext. 801
and Chief Executive Officer                             Facsimile (914) 665-5469

January 25, 2001

Via EDGAR
Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

   Re:   Amended and Restated  Withdrawal of  Registration  Statement
         ------------------------------------------------------------
         and Amendment (File  No. 333-63207)
         -----------------------------------

Dear Sir or Madam:

      On behalf of Interiors, Inc., a Delaware corporation, I hereby request the withdrawal of the above referenced Registration Statement pursuant to Rule 477 of the Securities Act of 1933, as amended. After having inquired with the proposed selling stockholders regarding any sales of securities, to the best of my knowledge, no securities have been sold and no securities will be sold pursuant to the Registration Statement. The Registration Statement is being withdrawn because it is no longer required pursuant to registration rights agreements with selling shareholders.

                                          Very truly yours,

                                          INTERIORS, INC.


                                          By:  /s/ Max Munn
                                                   Max Munn
                                                   Chairman, President and
                                                   Chief Executive Officer

                                     INTERIORS, INC.
                       320 WASHINGTON STREET MOUNT VERNON, NY 10553
                            TEL 914.665.5400 FAX 914.665.5469